Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR

March 1, 2012

Ms. Rebecca Marquigny
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:       Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
Initial Registration Statement on Form N-4
Allianz Connections NY (File Nos. 333-175061 & 811-05716)

Dear Ms. Marquigny:

On July 22, 2011, the above-referenced Registration Statement was filed via Edgar on Form N-4. On August 30, 2011, we received written comments from you with respect to the above-referenced Initial Registration Statement. The purpose of the filing was to register an individual flexible purchase payment variable deferred annuity contract.

We are hereby requesting withdrawal of the previously accepted Registration Statement under Form Type RW and pursuant to Rule 477. The purpose of the withdrawal is that we intend to update and revise the previously filed registration statement and re-file the product at a later date.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:        /s/ Stewart Gregg
           _______________________
            Stewart D. Gregg